UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

August 18, 2008

Commission File Number: 333-142287

NXP B.V.
(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven – The Netherlands

This report contains a copy of the press release entitled  “NXP Global Sales Management Executive Change” dated August 18, 2008.

Exhibits

1.             Press release, dated August 18, 2008

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 18th day of August 2008.

NXP B.V.

/s/ Frans van Houten
Frans van Houten

(President and Chief Executive Officer, Chairman of the Board of Management)

/s/ Karl-Henrik Sundström
Karl-Henrik Sundström
(Chief Financial Officer)

3

Exhibit 1

NXP Global Sales Management Executive Change

Eindhoven, The Netherlands, 18 August, 2008 – NXP Semiconductors, the independent semiconductor company founded by Philips, today announced that Pascal Langlois, Senior Vice President, Global Sales, will transfer to the newly created wireless joint venture, ST-NXP Wireless, with effect from 1 September.

Pascal will be appointed Corporate Vice President Sales and Marketing of ST-NXP Wireless, bringing to the new company a strong track record in sales management.

“While I regret the loss of Pascal’s experience for NXP, I would like to congratulate Pascal on this appointment and wish him every success in the JV. We are proud that three senior executives from NXP will have key roles driving the success of ST-NXP Wireless. Pascal will work alongside Marc Cetto and Abhijit Bhattacharya who were both announced already,” commented NXP Chief Executive Officer Frans van Houten.

Pascal joined NXP in 1999 following the acquisition of VLSI. In 2006 he was appointed SVP Global Sales following a successful period responsible for channel management and global sales for the Multimarket Semiconductor Business Unit.

Alexander Everke, Senior Vice President and General Manager, Multimarket Semiconductors Business Unit will assume responsibility, alongside his current role, for the global sales function at NXP on an interim basis.

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 31,000 employees working in more than 20 countries and posted sales of USD 6.3 billion (including the Mobile & Personal business) in 2007. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further information, please contact:

Media: Pieter van Nuenen Tel.+31 40 27 25398 pieter.van.nuenen@nxp.com	Investors: Jan Maarten Ingen Housz Tel.+31 40 27 28685 janmaarten.ingen.housz@nxp.com